ASIA SPECIAL SITUATION ACQUISITION CORP.
CONSUMMATES ITS ACQUISITIONS OF
INSURANCE COMPANY AND INVESTMENT FUND ASSETS

NEW YORK—(BUSINESS WIRE) – January 19, 2010 Asia Special Situation Acquisition Corp. (“ASSAC”) (NYSE Amex: CIO) today announced that it has completed its business combination by the acquisition of one insurance company together with approximately $650.0 million of assets from two unaffiliated investment funds. The acquisition of two additional insurance companies is subject to completion of definitive agreements and regulatory approvals. In connection with the closing, ASSAC has changed its name to GEROVA Financial Group Ltd.

The consummated transactions are: (i) the assets and liabilities or equity interests of various pooled investment vehicles managed by Stillwater Capital Partners, Inc.; (ii) an 81.5% interest in Amalphis Group, Inc. and (iii) the assets and investments held by Wimbledon Financing Master Fund Ltd. and Wimbledon Real Estate Financing Fund Ltd.

In accordance with the terms of the transactions, (i) Stillwater will receive up to approximately 541,250 ASSAC Series A Fixed Price Mandatory Convertible Preferred Shares plus additional consideration payable to Stillwater for the provision of certain services, the assets and liabilities or equity interests of various pooled investment vehicles, (ii) Amalphis Group and certain of its securityholders, will receive 87,000 Preferred Shares, and (iii) the Wimbledon Funds will receive 114,000 Preferred Shares.  The Preferred Shares automatically commence to convert into ordinary shares at $7.50 per share, beginning July 31, 2010, at the rate of 16-2/3% of such ordinary shares per month, thereby converting all of the Preferred Shares into ordinary shares by December 31, 2010.  The number of ASSAC ordinary shares to be issued upon conversion of the Preferred Shares is subject to post-closing adjustments based upon the appraisals of the net asset values (as of December 31, 2009) of a majority of the assets of the Stillwater and Wimbledon funds.  A more detailed description of the terms of ASSAC’s securities and the terms of the transactions are set forth in ASSAC’s definitive proxy statement, dated January 5, 2010 and included as an exhibit to a report on Form 6-K filed with the Securities and Exchange Commission on January 7, 2010.

The transaction was approved by more than 68% of the shareholders of ASSAC voting at the Extraordinary General Meeting of Shareholders.  Approximately 3,278,991 shares issued in ASSAC’s initial public offering voted against the transactions and elected to be converted into a pro rata portion of the proceeds from ASSAC’s initial public offering and held in trust ($10.00 per share), representing less than 35% of the shares issued in the IPO.  Additionally, ASSAC purchased an aggregate of 7,916,656 shares from third party shareholders, including Victory Park Capital Advisors, LLC, for an aggregate purchase price of $79,166,560.

Roth Capital Partners and Maxim Group acted as financial advisors to ASSAC.

About Asia Special Situation Acquisition Corp.

Asia Special Situation Acquisition Corp is a special purpose acquisition company formed in 2007 originally for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets that is either located in Asia (which, for this purpose includes Australia), provides products or services to consumers located in Asia or invests in Asia.  The Company’s initial public offering (“IPO”) of units was consummated on January 23, 2008, raising net proceeds of approximately $115.0 million (which includes the proceeds of a private placement of 5,725,000 warrants for $5.725 million to its sponsor), of which $115.0 million of net proceeds was placed in a trust account immediately following the IPO. Each unit was sold to the public at $10.00, and is composed of one share of Company ordinary share and one warrant with an exercise price of $7.50.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding ASSAC and the transactions. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of ASSAC, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the three insurance companies and two unaffiliated families of hedge funds (collectively, the “Acquired Entities”); (ii) success in retaining or recruiting, or changes required in, ASSAC’s officers, key employees or directors; (iii) the potential liquidity and trading of ASSAC’s public securities; (iv) ASSAC’s revenues and operating performance; (v) changes in overall economic conditions; (vi) anticipated business development activities of ASSAC; (vii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); (viii) delisting of ASSAC’s securities from the NYSE Amex following; (ix) ASSAC’s ability to consummate the Northstar acquisition; and (x) other relevant risks detailed in ASSAC’s filings with the Securities and Exchange Commission (“SEC”) and those factors listed in ASSAC’s definitive proxy statement filed as an exhibit to a Form 6-K on January 7, 2010 (the “Proxy Statement”) under “Risk Factors”.  The information set forth herein should be read in light of such risks. Neither ASSAC nor any of the Acquired Entities assume any obligation to update the information contained in this release.

Additional Information and Where to Find It

This press release is being made pursuant to and in compliance with Rules 145, 165 and 425 of the Securities Act of 1933, as amended, and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. On January 7, 2010, ASSAC filed with the SEC a Form 6-K which included as an exhibit the Proxy Statement mailed on January 8, 2010, to shareholders of record as of January 4, 2010.  The Company’s shareholders and other interested parties are advised to read the Proxy Statement and other documents filed with the SEC because these documents contain important information about ASSAC, the Acquired Entities and the transactions.

Contacts:
Richard Stern
Stern & Co.
212 888-0044
richstern@sternco.com